OCONEE FINANCIAL CORPORATION

2001

ANNUAL REPORT

OCONEE STATE BANK



Dear Shareholders,

In reflecting on this past year, the historical timeline pictured in our 2000 Annual Report came to mind. You may recall it was titled "Oconee State Bank...Stability and Growth in the Midst of Profound Change." It showed major events during our first 40 years of business. Little did we know a year ago that the events of 2001 would profoundly change and challenge our country. For most of the year, our economy was in the grips of a recession, the Federal Reserve dropped interest rates significantly throughout the year, and the terrorist attacks of September 11 has forever changed us as a nation. The year 2001 was indeed an extraordinary year that challenged our company, our industry, and our world. We saw a world transformed from prosperity and peace to economic turmoil and war.

For 2001, Oconee Financial Corporation recorded net earnings of $2,392,529, a decline of 3% from the previous year's record of $2,466,782. Earnings per share for 2001 were $2.66, a decrease of $.08 per share from 2000. As a result of the economic recession and interest rate volatility, we saw the steady growth in our profitability interrupted in 2001. The return on average assets for 2001 was 1.22%, compared to 1.53% in 2000, while our return on average equity was 14.50% in 2001, as compared to 17.46% in 2000. Your Board of Directors declared a cash dividend of $1.00 per share, totalling $899,885, a payout of 37.6% of net earnings for the year. Although our profitability ratios were down in 2001, we are very pleased to report that our total return to shareholders (stock price appreciation and dividends) was very strong at over 35% for the year.

Despite the challenging economic and interest rate environment of the past year, we continued to grow in 2001. Total assets ended the year at $212,524,004, an increase of $30.6 million over 2000. We enjoyed both strong loan and deposit growth throughout the year. Loans grew by $27.9 million, or 22.7% as compared to the previous year. Deposits grew by $29.2 million, which was an increase of 19.4% for the year.

During 2001, we significantly updated our website to become more user-friendly as we expanded our electronic banking capabilities. In mid-August, we rolled out Net Advantage, which provides our customers a secure on-line banking service via the Internet with anytime, anywhere, access to their accounts. Since offering Net Advantage, we have signed up 1,346 customers for our Internet banking service. In mid-October, we began offering our Bill Pay service, which provides our customers with the ability to pay their bills through their personal computers as part of our Internet banking service. If you have not already signed up for Net Advantage, Bill Pay, or any of our other electronic banking services, I encourage you to consider them. I think you'll find that these services will provide you with an easy, secure, and convenient way to do your banking 24 hours a day, 7 days a week. We invite you to access our website at www.oconeestatebank.com to check out all of our products and services for your banking needs.

In March of 2001 and 2002, the Bank was presented the PROHealth Business Award by the Athens Regional Foundation. This annual award recognizes area businesses for their initiatives and efforts to improve the health or safety of their employees. We are very honored to have been selected to receive this award for the past two years. This past year we were one of seven area businesses recognized. The Athens Regional Foundation cited the Bank for its "Health News" newsletter for employees, and our participation and sponsorship of community health related events. We appreciate the efforts of our Human Resources Officer Faye Seagraves in leading the Bank's efforts to promote good health through our annual employee health fair, Weight Sense classes, and other opportunities for exercise and wellness classes throughout the year.

During the past year, two of our employees retired from the Bank. In July 2001, Homer Hansford retired with 17 years of service to the Bank. At his retirement, Homer served as an Assistant Vice President and consumer lender at our Main Office. Homer also managed the Bank's Collection Department throughout his tenure. In January 2002, Faye Hammond retired with 15 years of service to the Bank. Faye served the Bank in various capacities over the years. At her retirement, she served as the Head Bookkeeper in the Operations Department of the Bank. We wish both Homer and Faye much happiness in their retirements and thank them for their long years of service. They were both well liked and well respected by both employees and customers alike.

In October, Larry Mauldin joined the Bank as our Compliance Officer. Larry came to us from Citizens Union Bank in Greensboro with over 35 years of experience in all phases of the banking industry. Due to the Bank's growth over the years and the necessity to place greater emphasis in the compliance area, we realized in 2001 that we needed to expand our human resources to this important function of our business. Larry's extensive banking knowledge has already proved to be valuable in this important aspect of banking. In addition, Tim Watson also joined our Bank in October as a Vice President and Commercial Loan Officer at our Athens Loan Center. Tim came to us from First Piedmont Bank in Winder, and prior to that he served in a similar capacity with SunTrust Bank in Athens. Tim's 15 years of banking experience will be invaluable in helping the Bank expand its loan base in the Athens market.

I am also pleased to report that Michael Gibbons, Ken Griffin, and Michelle Watts were each elected to the position of Banking Officer, and Deb Wroblewski was elected to the position of E-Banking Officer in January of this year. Michael joined our Bank in March 1999 and replaced Homer Hansford as a consumer lender at our Main office in July 2001. Ken joined our Bank in May 1995 and serves as a lender at the Athens Loan Center. He is also active in business development for the Bank. Michelle joined our Bank in January 2000 and assumed the responsibilities of managing our East Athens Wal-Mart Branch in April 2001. Deb joined our Bank in April 2001 as our E-Banking Manager. She has been instrumental in the development and implementation of our electronic banking services, which were rolled out in late 2001. In addition, Steven Rogers, who joined the Bank in April 1997 and served as the Bank's Assistant Vice President and Accounting Officer was re-elected as Assistant Vice President and Controller, reflecting an expansion of his responsibilities in the accounting and financial related functions of the Bank.

Our employees are committed to providing quality financial products and services to our customers. A major key to our success in this mission is the provision of comprehensive training to our staff. Our bank-wide training program is divided into six components (1) orientation, (2) functional training, (3) product knowledge and sales training, (4) technology training, (5) compliance training, and (6) personal growth and development. We are proud of the progress we've made in this area over the past year because our success in this area makes us all better bankers and provides value to our organization. I am pleased to report that our 65 full-time and 29 part-time employees invested 4,845 man-hours in training during 2001. This is equivalent to an average of over 50 hours per person invested in becoming more knowledgeable and better able to serve the needs of our customers. I personally thank our employees for their commitment to become better bankers as well as better persons during 2001.

Managing through the challenging economic environment and events of 2001 was difficult, but we emerged stable, strong, and positioned well for the future. My sincere appreciation goes to our directors, officers, and employees for their tireless dedication and commitment to the Company's success. We came through a tough year and emerged strong. We want to thank our fellow shareholders for your continued support. We will continue to do our best to reward your investment and confidence in the Corporation. Thank you all for making Oconee Financial Corporation the great company that it is.

Sincerely,

B. Amrey Harden

B. Amrey Harden
President and Chief Executive Officer
April 4, 2002

	Years Ended December 31, 2001	2000	Percent Change
	(Dollars in thousands, except per share data)		
For the Year			
Net income	$ 2,393	$ 2,467	(3.0%)
Cash dividends paid	900	990	(9.1%)
Per share:			
Net Income	2.66	2.74	(3.0%)
Cash dividends paid	1.00	1.10	(9.1%)
Book value	18.66	16.73	11.5%
At Year End			
Total assets	212,524	181,925	16.8%
Earning assets	201,037	173,532	15.9%
Investment securities	36,194	30,057	20.4%
Loans	151,287	123,341	22.7%
Reserve for loan losses	1,812	1,808	0.2%
Deposits	179,728	150,538	19.4%
Shareholders' equity	16,793	15,055	11.5%
No. of shares outstanding	899,885	899,885	---
Full-time equivalent employees	79.5	73.5	8.2%
Financial Ratios			
Return on average assets (ROA)	1.22%	1.53%	
Return on average equity (ROE)	14.50%	17.46%	
Net interest margin	4.27%	5.13%	


NET INCOME
(THOUSANDS)
2,500
2,000
1,500
1,000
500
0
1997 1998 1999 2000 2001


TOTAL ASSETS
(MILLIONS)
250
200
150
100
50
0
1997 1998 1999 2000 2001


TOTAL LOANS
(MILLIONS)
160
140
120
100
80
60
40
20
0
1997 1998 1999 2000 2001


TOTAL DEPOSITS
(MILLIONS)
180
160
140
120
100
80
60
40
20
0
1997 1998 1999 2000 2001


DIVIDENDS PER SHARE
1.20
1.00
0.80
0.60
0.40
0.20
0.00
1997 1998 1999 2000 2001

This analysis of Oconee has been prepared to provide insight into the financial condition of the Company, and addresses the factors which have affected the Company's results of operations. The Company's financial statements and accompanying notes which follow are an integral part of this review and should be read in conjunction with it.

Selected Financial Information

		2001	2000	1999	1998	1997
		(Amounts in thousands.)				
Net interest income	$	8,022	7,887	6,371	5,765	5,443
Other operating income	$	1,922	1,377	1,288	1,252	1,055
Provision for loan losses	$	300	387	116	61	166
Net income	$	2,393	2,467	2,203	2,032	1,705
Net income per common share	$	2.66	2.74	2.45	2.26	1.89
Total assets	$	212,524	181,925	152,139	130,652	117,482
Cash dividends declared per common share	$	1.00	1.10	1.00	.80	.66

Financial Condition - 2001 vs. 2000

During 2001, average total assets increased $35,799,000 (22%) over 2000. Average deposits increased $24,320,000 (17%) in 2001 over 2000. Average loans increased $30,198,000 (27%) in 2001 over 2000.

Year-end balances at December 31, 2001 and 2000 show increases in total assets of $30,599,000 (17%) from 2000 to 2001. Total deposits increased $29,191,000 (19%) from 2000 to 2001 while total gross loans increased $27,946,000 (23%) during 2001. Time deposits increased $1,476,000 (2%) from 2000 to 2001 while all other deposit accounts increased $27,714,000 (42%) from 2000 to 2001. Although the overall national economy slowed during 2001, the local economy remained strong. Construction of new homes in the area continued to increase, as did developments of new subdivisions. This strong local economy continued to supply the demand for loans and other services offered by the Bank. These loan increases were primarily funded by increases in deposits during 2001. Non-performing assets at December 31, 2001 were $988,000 compared to $255,000 at December 31, 2000. The majority of the increase is attributable to an increase in nonaccrual loans. The increase in nonaccrual loans was primarily due to the business failure of a customer with outstanding balances of $318,000 which was pending the sale of a large tract of land to fund repayment, a customer's default on a mobile home loan totaling $92,000 which was pending foreclosure proceedings, and six customers with total outstanding balances of $158,000 who were pending bankruptcy proceedings. There were no related party loans which were considered non-performing at December 31, 2001.

The Bank was most recently examined for safety and soundness by its primary regulatory authority in May of 2001. There were no recommendations by the regulatory authority that, in management's opinion, will have material effects on the Bank's liquidity, capital resources, or operations.

Results of Operations - 2001 vs. 2000

The Company's earnings depend to a large degree on net interest income, which is the difference between the interest income received from its earning assets (such as loans, investment securities, federal funds sold, etc.) and the interest expense which is paid on deposit liabilities.

Net interest income in 2001, which was $8,022,000, increased by $135,000, or 2%, over 2000. The increase is primarily attributable to the increase in interest and fees on loans offset by increases in interest expense on time deposits. Net yield on average interest earning assets (4.27% in 2001 and 5.14% in 2000) decreased approximately 0.87% in 2001 from 2000. This decrease was attributable to a 0.80% decrease in the net interest rate spread from 2000 to 2001, primarily caused by a decrease in the prime lending rate of 4.75%.

The provision for loan losses in 2001 was $300,000 compared to $387,000 in 2000. The decrease in the provision for loan losses was attributable to the Bank's internal calculation to determine the adequacy of its loan loss reserve. The provision for loan losses continues to reflect management's estimate of potential loan losses inherent in the portfolio and the creation of an allowance for loan losses to absorb such losses. The allowance for loan losses represented approximately 1.2% of total loans outstanding at December 31, 2001 compared to 1.5% at December 31, 2000. Net charge-offs for 2001 were $296,000 compared to $48,000 during 2000. This increase is primarily due to two significant charge-offs totaling approximately $258,000. A dedicated loan review function is utilized by the Company which is supplemented by the use of an outside loan review specialist. All loans $250,000 or more are reviewed annually and placed into various loan grading categories which assist management in developing lists of potential problem loans. These loans are regularly monitored by the loan review process to ensure early identification of repayment problems so that adequate allowances can be made through the provision for loan losses. Management believes that these levels of allowance are appropriate based upon the Company's loan portfolio and current economic conditions.

Other income in 2001 of $1,992,000 increased from 2000 by $614,000 or 45% due primarily to an increase in fee income on mortgage loans held for sale of $292,000 or 60% along with an increase of $119,000 or 15% in service charges on deposit accounts. The increase in fee income on mortgage loans is primarily due to strong demand for refinancing of existing mortgage loans due to low interest rates, as well as strong demand for mortgage loans on newly constructed homes in the Bank's market area. The increase in service charges on deposit accounts is due primarily to growth in the number of the Bank's deposit accounts. Other expenses in 2001 of $6,315,000 increased by $969,000 or 18% over 2000. The increase in other expenses is primarily attributable to an increase in salaries and employee benefits expense of $658,000 or 21%. This increase is due to the hiring of a new commercial lender, increased salaries earned by the Bank's commission-based mortgage loan originator, and merit increases for existing employees. Also, other operating expenses increased by $185,000 or 13%.

Income taxes expressed as a percentage of earnings before income taxes remained unchanged from 2000 at 30%.

Results of Operations - 2000 vs. 1999

The Company's earnings depend to a large degree on net interest income, which is the difference between the interest income received from its earning assets (such as loans, investment securities, federal funds sold, etc.) and the interest expense which is paid on deposit liabilities.

Net interest income in 2000, which was $7,887,000, increased by $1,516,000, or 24%, over 1999. The increase is primarily attributable to the increase in interest and fees on loans offset by increases in interest expense on time deposits. Net yield on average interest earning assets (5.14% in 2000 and 4.99% in 1999) increased approximately 0.15% in 2000 from 1999. This increase was attributable to a 0.10% increase in the net interest rate spread from 1999 to 2000.

The provision for loan losses in 2000 was $387,000 compared to $116,000 in 1999. The increase in the provision for loan losses was attributable to growth in the loan portfolio and increases in non-performing assets. The provision for loan losses continues to reflect management's estimate of potential loan losses inherent in the portfolio and the creation of an allowance for loan losses to absorb such losses. The allowance for loan losses represented approximately 1.5% of total loans outstanding at December 31, 2000 compared to 1.6% at December 31, 1999. Net charge-offs for 2000 were $48,000 compared to $74,000 during 1999. A dedicated loan review function is utilized by the Company which is supplemented by the use of an outside loan review specialist. All loans $250,000 or more are reviewed annually and placed into various loan grading categories which assist in developing lists of potential problem loans. These loans are regularly monitored by the loan review process to ensure early identification of repayment problems so that adequate allowances can be made through the provision for loan losses. Management believes that these levels of allowance are appropriate based upon the Company's loan portfolio and current economic conditions.

Other income in 2000 of $1,377,000 increased from 1999 by $89,000 or 7% due primarily to an increase of $116,000 or 17% in service charges on deposit accounts and an increase of $161,000 in commission income on mortgage loans. The increase in service charges on deposit accounts is due primarily to an increase in fees that the Bank charged during 2000. These increases were offset by losses on sales of investment securities totaling $162,000, resulting from the sales of securities to fund loan growth. Other expenses in 2000 of $5,346,000 increased by $840,000 or 19% over 1999 levels. The increase in other expenses is attributable to an increase in salaries and employee benefits expense of $542,000 or 20%. This increase is due to the Bank opening a new branch in January 2000, experiencing the first full year of salaries expense at the Loan Production Office, which opened in July 1999, as well as merit increases for existing employees. In addition, occupancy expense increased by $184,000 or 34% primarily due to increased rent and depreciation expense associated with the opening of the Wal-Mart branch. Also, other operating expenses increased by $114,000 or 9%.

Income taxes expressed as a percentage of earnings before income taxes increased from 27% in 1999 to 30% in 2000. This increase relates to a lower amount of tax-free interest income from state, county and municipal investment securities as compared to 1999.

Transactions with Related Parties

The Company conducts transactions with directors and executive officers, including companies in which they have beneficial interest, in the normal course of business. It is the policy of the Company that loan transactions with directors and officers be made on substantially the same terms as those prevailing at the time made for comparable loans to other persons. At December 31, 2001, the Company had loans outstanding to related parties of $4,073,000 and deposits of related parties were $9,316,000.

Investments

The investment portfolio consists of debt securities which provide the Company with a source of liquidity and a long-term, relatively stable source of income. Additionally, the investment portfolio provides a balance to interest rate and credit risk in other categories of the balance sheet while providing a vehicle for the investment of available funds, furnishing liquidity, and supplying securities to pledge as required collateral for certain deposits.

Liquidity

The Company must maintain, on a daily basis, sufficient funds to cover the withdrawals from depositors' accounts and to supply new borrowers with funds. To meet these obligations, the Company keeps cash on hand, maintains account balances with its correspondent banks, and purchases and sells federal funds and other short-term investments. Asset and liability maturities are monitored in an attempt to match these to meet liquidity needs. It is the policy of the Company to monitor its liquidity to meet regulatory requirements and their local funding requirements.

The Company monitors its liquidity position on a monthly basis. The primary tool used in this analysis is an internal calculation of a liquidity ratio. This ratio is arrived at by dividing the Company's short-term and marketable assets, including cash, federal funds sold, and unpledged investment securities, by the sum of the Company's deposit liabilities and securities sold under agreement to repurchase. At December 31, 2001, the Company's liquidity ratio was 17.9%.

The Company maintains relationships with correspondent banks that can provide funds to it on short notice, if needed. Presently, the Company has arrangements with correspondent banks for short term unsecured advances up to $5,600,000. Additional liquidity is provided to the Company through FHLB advances up to $16,086,000, of which $13,300,000 was outstanding at December 31, 2001.

Cash and cash equivalents decreased $8,145,000 to a total of $13,938,000 at year-end 2001 as cash used by operating activities and investing activities outpaced amounts provided by financing activities. Cash outflows from operations totaled $1,829,000 in 2001, while inflows from financing activities totaled $28,010,000, most of which were net deposit increases during 2001 of $29,190,000, offset by cash dividends paid during 2001 of $990,000.

Investing activities used $34,325,000 of cash and cash equivalents, principally composed of net advances of loans to customers of $28,242,000 during 2001 and purchases of investment securities of $19,944,000, offset by proceeds from the calls and maturities of investment securities totaling $14,274,000.

Contractual Obligations and Commitments

The Company has contractual obligations to make future payments pursuant to its agreement with the Federal Home Loan Bank ("FHLB") and is party to certain off-balance sheet arrangements.

At December 31, 2001, the Company had one advance from the FHLB outstanding in the amount of $13,300,000 which matures in August 2003 and calls for interest to be paid quarterly at a fixed rate of 6.34%.

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments. At December 31, 2001, the contractual amounts of the Company's commitments to extend credit and standby letters of credit were $22,000,000 and $715,000, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and because they may expire without being drawn upon, the total commitment amount of $22,000,000 does not necessarily represent future cash requirements. Standby letters of credit and financial guarantees written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.

Capital Resources

The Company continues to maintain adequate capital ratios. The following tables present the Company's regulatory capital position at December 31, 2001

	Risk-Based Capital Ratios Actual as of December 31, 2001
Tier 1 Capital	10.6%
Tier 1 Capital minimum requirement	4.0%
Excess	6.6%
Total Capital	11.8%
Total Capital minimum requirement	8.0%
Excess	3.8%

	Leverage Ratio As of December 31, 2001
Tier 1 Capital to average total assets	8.0%
Minimum leverage requirement	3.0%
Excess	5.0%

For a more complete discussion of the actual and required ratios of the Company, see note 11 to the consolidated financial statements and "Supervision and Regulation – Capital Adequacy."

Asset/Liability and Interest Rate Sensitivity Management

It is the Company's objective to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing and capital policies. Certain officers are charged with the responsibility for monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix. It is the overall philosophy of management to support asset growth primarily through growth of core deposits, which include deposits of all categories made by local individuals, partnerships and corporations. The objective of the policy is to control interest sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings.

The asset/liability mix is monitored on a regular basis. A report reflecting the interest sensitive assets and interest sensitive liabilities is prepared and presented to the Board of Directors of the Bank on a monthly basis.

The absolute level and volatility of interest rates can have a significant impact on Oconee's profitability. The objective of interest rate risk management is to identify and manage the sensitivity of net interest income to changing interest rates, in order to achieve Oconee's overall financial goals. Based on economic conditions, asset quality and various other considerations, management establishes tolerance ranges for interest rate sensitivity and manages within these ranges.

Oconee uses income simulation modeling as a tool in measuring interest rate risk and managing interest rate sensitivity. Simulation modeling considers not only the impact of changing market rates of interest on future net interest income, but also other potential causes of variability.

Interest rate sensitivity is a function of the repricing characteristics of Oconee's portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest earning assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity during the life of the instruments. Interest rate sensitivity management focuses on the maturity structures of assets and liabilities and their repricing characteristics during periods of change in market interest rates. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in Oconee's current portfolio that are subject to repricing at various time horizons: immediate; one to three months; four to twelve months; one to five years; over five years, and on a cumulative basis. The differences are known as interest rate sensitivity gap.

One method to measure a bank's interest rate exposure is through its repricing gap. The gap is calculated by citing all liabilities that reprice or taking all assets that reprice or mature within a given time frame and subtracting all liabilities that reprice or mature within that time frame. The difference between these two amounts is called the "gap", the amount of either liabilities or assets that will reprice without a corresponding asset or liability repricing.

A negative gap (more liabilities repricing than assets) generally indicates that the bank's net interest income will decrease if interest rates rise and will increase if interest rates fall. A positive gap generally indicates that the bank's net interest income will decrease if rates fall and will increase if rates rise.

Oconee also measures its short-term exposure to interest rate risk by simulating the impact to net interest income under several rate change levels. Interest-earning assets and interest-bearing liabilities are rate shocked to stress test the impact to the Bank's net interest income and margin. The rate shock levels span three 100 basis point increments up and down from current interest rates.

The following table summarizes the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2001 that are expected to mature, prepay or reprice in each of the future time periods shown. Except as stated below, the amount of assets or liabilities that mature or reprice during a particular period was determined in accordance with the contractual terms of the asset or liability. Adjustable rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate loans and mortgage-backed securities are included in the periods in which they are anticipated to be repaid based on scheduled maturities. The Company's savings accounts and interest-bearing demand accounts (NOW and money market deposit accounts), which are generally subject to immediate withdrawal, are included in the "Three Months or Less" category, although historical experience has proven these deposits to be more stable over the course of a year.

At December 31, 2001
Maturing or Repricing in
(dollars in thousands)

	Three Months or Less	Four Months to 12 Months	1 to 5 Years	Over 5 Years	Total
Interest-earning assets:					
Investment securities	$ 201	1,568	3,041	32,029	36,839
Federal funds sold	6,363	---	---	---	6,363
Loans	37,027	53,317	63,804	2,666	156,814
Total interest-bearing assets	$ 43,591	54,885	66,845	34,695	200,016
Interest-bearing liabilities:					
Deposits:					
Savings and demand	$ 70,925	---	---	---	70,925
Time deposits	21,976	48,016	16,761	8	86,761
Federal Home Loan Bank advances	---	---	13,300	---	13,300
Repurchase agreements	645	---	---	---	645
Total interest-bearing liabilities	$ 93,546	48,016	30,061	8	171,631
Interest sensitive difference per period	$ (49,955)	6,869	36,784	34,687	28,385
Cumulative interest sensitivity difference	$ (49,955)	(43,086)	(6,302)	28,385	
Cumulative difference to total assets	(23.5%)	(20.3%)	(3.0%)	13.4%	

At December 31, 2001 the difference between the Company's liabilities and assets repricing or maturing within one year was $49,955,000. Due to an excess of liabilities repricing or maturing within one year, a rise in interest rates would cause the Company's net interest income to decline.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees or at different points in time to changes in market interest rates. Additionally, certain assets, such as adjustable-rate mortgages, have features that restrict changes in interest rates, both on a short-term basis and over the life of the asset. Changes in interest rates, prepayment rates, early withdrawal levels and the ability of borrowers to service their debt, among other factors, may change significantly from the assumptions made in the table.

Inflation

Inflation impacts the growth in total assets in the banking industry and causes a need to increase equity capital at higher than normal rates to meet capital adequacy requirements. The Company copes with the effects of inflation through the management of its interest rate sensitivity gap position, by periodically reviewing and adjusting its pricing of services to consider current costs, and through managing its level of net earnings relative to its dividend payout policy.

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Oconee Financial Corporation:

We have audited the accompanying consolidated balance sheets of Oconee Financial Corporation and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oconee Financial Corporation and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 8, 2002

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

Consolidated Balance Sheets
December 31, 2001 and 2000

Assets

	2001	2000
Cash and due from banks, including reserve requirements of $2,269,000 and $1,111,000	$ 8,051,077	4,992,978
Interest-bearing deposits with banks	-	100,000
Federal funds sold	5,887,000	16,990,000
Cash and cash equivalents	13,938,077	22,082,978
Investment securities	36,194,231	30,057,198
Other investments	765,429	765,429
Mortgage loans held for sale	6,902,766	2,278,613
Loans, net	149,475,302	121,533,384
Premises and equipment, net	2,253,136	2,218,729
Accrued interest receivable and other assets	2,995,063	2,988,828
	$ 212,524,004	181,925,159

Liabilities and Stockholders' Equity

	2001	2000
Deposits:		
Demand	$ 22,041,622	20,064,661
Interest-bearing demand	53,669,317	37,189,965
Savings	17,256,006	7,997,824
Time	86,761,307	85,285,167
Total deposits	179,728,252	150,537,617
Securities sold under repurchase agreements	645,016	836,087
Federal Home Loan Bank advances	13,300,000	13,300,000
Accrued interest payable and other liabilities	2,057,315	2,196,120
Total liabilities	195,730,583	166,869,824
Stockholders' equity:		
Common stock, par value $2, authorized 1,500,000 shares, issued and outstanding 899,885 shares	1,799,770	1,799,770
Additional paid-in capital	4,246,832	4,246,832
Retained earnings	10,671,321	9,178,677
Accumulated other comprehensive income (loss)	75,498	(169,944)
Total stockholders' equity	16,793,421	15,055,335
	$ 212,524,004	181,925,159

See accompanying notes to consolidated financial statements.

Consolidated Statements of Earnings
For the Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Interest income:			
Interest and fees on loans	$ 13,271,683	11,518,428	8,379,754
Interest on federal funds sold	452,596	404,551	294,214
Interest and dividends on securities:			
U. S. Treasuries	-	12,256	116,719
U. S. Government agencies	1,314,972	1,344,374	1,046,094
State, county and municipal	713,717	752,648	808,336
Other	72,383	39,426	40,103
Interest on interest bearing deposits	1,876	5,206	303
Total interest income	15,827,227	14,076,889	10,685,523
Interest expense:			
Interest-bearing demand deposits	1,142,992	1,180,610	1,045,860
Savings deposits	284,883	195,484	192,028
Time deposits	5,485,150	4,435,334	3,041,875
Federal Home Loan Bank advances	854,931	303,995	-
Other	37,078	74,903	34,502
Total interest expense	7,805,034	6,190,326	4,314,265
Net interest income	8,022,193	7,886,563	6,371,258
Provision for loan losses	300,000	386,600	116,000
Net interest income after provision for loan losses	7,722,193	7,500,563	6,255,258
Other income:			
Service charges	899,088	780,368	664,279
Gain (loss) on sale of securities	-	(161,867)	9,171
Mortgage banking income	779,960	487,938	327,162
Miscellaneous	312,456	270,782	287,546
Total other income	1,991,504	1,377,221	1,288,158
Other expenses:			
Salaries and employee benefits	3,863,829	3,205,107	2,663,419
Occupancy	853,498	727,866	543,808
Other operating	1,598,127	1,413,242	1,299,133
Total other expenses	6,315,454	5,346,215	4,506,360
Earnings before income taxes	3,398,243	3,530,969	3,037,056
Income tax expense	1,005,714	1,064,187	833,729
Net earnings	$ 2,392,529	2,466,782	2,203,327
Net earnings per share	$ 2.66	2.74	2.45
Weighted average shares outstanding	899,885	899,885	899,990

See accompanying notes to consolidated financial statements.

OCONEE FINANCIAL CORPORATION

Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Net earnings	$ 2,392,529	2,466,782	2,203,327
Other comprehensive income (loss), net of income taxes:			
Unrealized gains on securities available for sale:			
Holding gains (losses) arising during period, net of tax of $150,176, $285,057 and ($477,457)	245,442	465,884	(780,332)
Reclassification adjustment for losses (gains) included in net earnings, net of tax of $0, $61,445 and ($3,481)	-	100,422	(5,690)
Total other comprehensive income (loss)	245,442	566,306	(786,022)
Comprehensive income	$ 2,637,971	3,033,088	1,417,305

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2001, 2000, and 1999

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 1998	$ 1,800,000	4,250,000	6,398,412	49,772	12,498,184
January 1, 1999 conversion of 1 share of Oconee State Bank stock for 1 share of Oconee Financial Corporation stock	-	-	-	-	-
Purchase and retirement of common stock	(60)	(840)	-	-	(900)
Cash dividends declared ($1.00) per share	-	-	(899,970)	-	(899,970)
Change in net unrealized gain (loss) on investment securities available for sale, net of tax	-	-	-	(786,022)	(786,022)
Net earnings	-	-	2,203,327	-	2,203,327
Balance, December 31, 1999	1,799,940	4,249,160	7,701,769	(736,250)	13,014,619
Purchase and retirement of common stock	(170)	(2,328)	-	-	(2,498)
Cash dividends declared ($1.10) per share	-	-	(989,874)	-	(989,874)
Change in net unrealized gain (loss) on investment securities available for sale, net of tax	-	-	-	566,306	566,306
Net earnings	-	-	2,466,782	-	2,466,782
Balance, December 31, 2000	1,799,770	4,246,832	9,178,677	(169,944)	15,055,335
Cash dividends declared ($1.00) per share	-	-	(899,885)	-	(899,885)
Change in net unrealized gain (loss) on investment securities available for sale, net of tax	-	-	-	245,442	245,442
Net earnings	-	-	2,392,529	-	2,392,529
Balance, December 31, 2001	$ 1,799,770	4,246,832	10,671,321	75,498	16,793,421

See accompanying notes to consolidated financial statements.

OCONEE FINANCIAL CORPORATION

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from operating activities:			
Net earnings	$ 2,392,529	2,466,782	2,203,327
Adjustments to reconcile net earnings to net cash provided (used) by operating activities:			
Depreciation, amortization and accretion	307,402	306,446	248,192
Provision for loan losses	300,000	386,600	116,000
Provision for deferred taxes	(340)	(120,110)	(24,203)
Loss (gain) on sale of investment securities	-	161,867	(9,171)
Gain on sale of premises and equipment	-	(1,500)	-
Change in:			
Accrued interest receivable and other assets	(109,877)	(311,353)	(312,256)
Accrued interest payable and other liabilities	(95,011)	375,384	75,020
Mortgage loans held for sale	(4,624,153)	(411,223)	(32,090)
Net cash provided (used) by operating activities	(1,829,450)	2,852,893	2,264,819
Cash flows from investing activities:			
Purchase of other investments	-	(272,800)	(39,800)
Purchase of investment securities available for sale	(19,943,661)	(2,950,769)	(10,236,926)
Purchase of investment securities held to maturity	-	-	(1,854,069)
Proceeds from calls and maturities of investment securities available for sale	14,274,230	2,077,390	4,788,162
Proceeds from calls and maturities of investment securities held to maturity	-	-	500,000
Proceeds from sales of investment securities available for sale	-	8,847,572	3,130,054
Proceeds from sales of investment securities held to maturity	-	-	505,000
Net change in loans	(28,241,918)	(30,058,833)	(16,624,687)
Purchases of premises and equipment	(413,792)	(922,619)	(367,136)
Proceeds from sales of premises and equipment	-	1,500	-
Proceeds from sales of other real estate	-	2,736	-
Net cash used by investing activities	(34,325,141)	(23,275,823)	(20,199,402)
Cash flows from financing activities:			
Net change in deposits	29,190,635	14,010,408	20,407,021
Net change in securities sold under repurchase agreements	(191,071)	(29,821)	307,739
Net change in Federal Home Loan Bank advances	-	13,300,000	-
Dividends paid	(989,874)	(899,970)	(720,000)
Purchase and retirement of stock	-	(2,498)	(900)
Net cash provided by financing activities	28,009,690	26,378,119	19,993,860
Net increase (decrease) in cash and cash equivalents	(8,144,901)	5,955,189	2,059,277
Cash and cash equivalents at beginning of year	22,082,978	16,127,789	14,068,512
Cash and cash equivalents at end of year	$ 13,938,077	22,082,978	16,127,789

Consolidated Statements of Cash Flows, continued
For the Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 7,908,814	5,941,998	4,175,389
Income taxes	$ 1,044,000	869,000	629,000
Noncash investing and financing activities:			
Change in net unrealized loss on investment securities available for sale, net of tax	$ 245,442	566,306	786,022
Change in dividends payable	$ (89,989)	89,904	179,970
Transfer of investment securities held to maturity to available for sale	$ -	-	16,159,794
Transfer of loans to other real estate	$ 73,164	-	-
Financed sale of other real estate	$ 73,164	-	-

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Organization

Oconee Financial Corporation ("OFC") received regulatory approval to operate as a bank holding company on October 13, 1998, and began operations effective January 1, 1999. OFC is primarily regulated by the Federal Reserve Bank, and serves as the one-bank holding company for Oconee State Bank.

Oconee State Bank (the "Bank") commenced business in 1960 upon receipt of its banking charter from the Georgia Department of Banking and Finance (the "DBF"). The Bank is primarily regulated by the DBF and the Federal Deposit Insurance Corporation and undergoes periodic examinations by these regulatory agencies. The Bank provides a full range of commercial and consumer banking services primarily in Oconee and Clarke counties in Georgia.

Principles of Consolidation

The consolidated financial statements include the financial statements of Oconee Financial Corporation and its wholly owned subsidiary, Oconee State Bank (collectively called the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting principles followed by the Company, and the methods of applying these principles, conform with generally accepted accounting principles ("GAAP") and with general practices in the banking industry. In preparing the financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from these estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses and valuation of real estate acquired in connection with or in lieu of foreclosure on loans.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits with banks and federal funds sold.

Investment Securities

The Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. At December 31, 2001 and 2000, all investment securities were classified as available for sale.

Available for sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of stockholders' equity until realized.

A decline in the market value of any available for sale or held to maturity security below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available for sale and held to maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

(1) Summary of Significant Accounting Policies, continued

Other Investments

Other investments include Federal Home Loan Bank stock and other equity securities with no readily determinable fair value. These investment securities are carried at cost.

Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at the lower of aggregate cost or market value. At December 31, 2001 and 2000, the cost of mortgage loans held for sale approximates the market value.

Loans and Allowance for Loan Losses

Loans are stated at the principal amount outstanding, net of the allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding.

Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan will not be collected.

Accrual of interest is discontinued on a loan when management believes, after considering economic conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Interest previously accrued but not collected is reversed against current period earnings when such loans are placed on non-accrual status.

The allowance for loan losses is established through a provision for loan losses charged to earnings. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality and review of specific problem loans. In determining the adequacy of the allowance for loan losses, management uses a loan grading system that rates loans in seven different categories. Grades four through seven are assigned allocations of loss based on standard regulatory loss percentages. All other loans are assigned loss allocations based on historical credit loss percentages. The combination of these results are compared quarterly to the recorded allowance for loan losses. Management uses an external loan review program to challenge and corroborate the internal grading system and provide additional analysis in determining the adequacy of the allowance and the future provisions for estimated loan losses.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on judgments different than those of management.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in earnings for the period. The cost of maintenance and repairs which do not improve or extend the useful life of the respective asset is charged to income as incurred, whereas significant renewals and improvements are capitalized. The range of estimated useful lives for premises and equipment are generally as follows:

Buildings and improvements	5 - 40 years
Furniture and equipment	3 - 10 years

(1) Summary of Significant Accounting Policies, continued

Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements are treated as financing activities, and are carried at the amounts at which the securities will be repurchased as specified in the respective agreements.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such assets is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Profit Sharing Plan

The Company has a contributory profit sharing plan which is available to substantially all employees subject to certain age and service requirements. Contributions to the plan are determined annually by the Board of Directors. The total contribution by the Company for 2001, 2000 and 1999 was approximately $241,800, $180,900 and $127,100, respectively.

Mortgage Banking Income

Mortgage banking income represents net gains from the sale of mortgage loans and fees received from borrowers and loan investors related to the Bank's origination of single-family residential mortgage loans.

Net Earnings Per Common Share

Earnings per common share are based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per share. The Company had no potential common shares outstanding during 2001, 2000 and 1999.

In April, 2001, the Company declared a 5 for 1 stock split. All previously reported per share amounts have been restated to reflect the stock split.

Reclassification

Reclassifications of certain amounts in the 2000 and 1999 financial statements have been made to conform with the financial statement presentation for 2001. The reclassifications have no effect on net earnings or shareholders' equity as previously reported.

Derivative Instruments and Hedging Activities

Effective July 1, 1999, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which establishes accounting and reporting standards for hedging activities and for derivative instruments including derivative instruments embedded in other contracts. It requires the fair value recognition of derivatives as assets or liabilities in the financial statements. At the date of initial application, an entity may transfer any held to maturity security into the available for sale or trading categories without calling into question the entity's intent to hold other securities to maturity in the future. In 1999, the Company transferred all held to maturity investment securities to available for sale under this provision of SFAS No. 133. The held to maturity securities had amortized costs of approximately $16,160,000 and net unrealized loss of approximately $41,000. The result of the transfer was to decrease stockholders' equity by approximately $22,000, which represented the net of tax effect of the unrealized losses associated with the held to maturity investments transferred.

(2) Corporate Reorganization

Effective January 1, 1999, the Bank completed the process of converting to the holding company form of operation. Oconee Financial Corporation has become the parent of the Bank. OFC is a Georgia, one-bank holding company, headquartered in Watkinsville, Georgia.

The Bank's shareholders approved the holding company reorganization on December 15, 1998. Regulatory approval was received on October 13, 1998. The holding company conversion was completed successfully on January 1, 1999. As a result of the conversion, each share of Bank $10 par value common stock was converted into one share of OFC $10 par value stock. OFC is the sole shareholder of the Bank.

(3) Investment Securities

Investment securities available for sale at December 31, 2001 and 2000 are as follows:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government agencies	$ 8,155,141	171,916	4,100	8,322,957
State, county and municipal	14,765,014	202,840	178,006	14,789,848
Mortgage-backed securities	12,652,384	20,763	91,721	12,581,426
Trust preferred securities	500,000	-	-	500,000
Total	$ 36,072,539	395,519	273,827	36,194,231

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government agencies	$ 9,543,711	34,544	129,739	9,448,516
State, county and municipal	12,739,772	128,240	129,368	12,738,644
Mortgage-backed securities	8,047,641	-	177,603	7,870,038
Total	$ 30,331,124	162,784	436,710	30,057,198

The amortized cost and fair value of investment securities available for sale at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due within one year	$ 695,012	702,607
Due from one to five years	2,841,063	2,926,947
Due from five to ten years	6,787,334	6,891,502
Due after ten years	13,096,746	13,091,749
Mortgage-backed securities	12,652,384	12,581,426
	$ 36,072,539	36,194,231

Proceeds from sales of securities available for sale during 2000 were $8,847,572. Gross gains of $2,861 and gross losses of $164,728 were realized on 2000 sales. Proceeds from sales of securities available for sale during 1999 were $3,130,054. Gross gains of $7,895 and gross losses of $7,546 were realized on 1999 sales. There were no sales of securities during 2001.

(3) Investment Securities, continued

During 1999, the Company determined that a municipal bond classified as held to maturity was deemed an unacceptable investment security for banks by the DBF. The bond was sold during 1999 for $505,000. A gain of $8,822 was realized on the sale.

Securities with a carrying value of approximately $22,419,000 and $16,817,000 at December 31, 2001 and 2000, respectively, were pledged to secure public deposits and for other purposes as required by law.

(4) Loans

Major classifications of loans at December 31, 2001 and 2000 are summarized as follows:

	2001	2000
Commercial, financial and agricultural	$ 18,154,481	16,487,028
Real estate - mortgage	74,130,798	64,214,266
Real estate - construction	45,386,203	29,663,443
Consumer	13,615,861	12,976,318
Total loans	151,287,343	123,341,055
Less allowance for loan losses	1,812,041	1,807,671
Total net loans	$ 149,475,302	121,533,384

The Bank grants loans and extensions of credit primarily to individuals and a variety of firms and corporations located in certain Georgia counties including Oconee and Clarke. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

At December 31, 2001 and 2000, the recorded investment in loans that were considered to be impaired under SFAS No. 114 was approximately $911,000 and $218,000, respectively. The related allowance for loan losses on these loans was approximately $137,000 and $33,000 at December 31, 2001 and 2000, respectively. The average recorded investment in impaired loans for the twelve months ended December 31, 2001 and 2000 was approximately $449,000 and $117,000, respectively. For the years ended December 31, 2001, 2000 and 1999, the Company recognized approximately $57,000, $10,000 and $2,000, respectively, of interest income on impaired loans.

Changes in the allowance for loan losses were as follows:

	2001	2000	1999
Balance at beginning of year	$ 1,807,671	1,469,126	1,427,420
Amounts charged off	(381,521)	(97,676)	(102,981)
Recoveries on amounts previously charged off	85,891	49,621	28,687
Provision for loan losses	300,000	386,600	116,000
Balance at end of year	$ 1,812,041	1,807,671	1,469,126

(5) Premises and Equipment

Major classifications of premises and equipment are summarized as follows:

	2001	2000
Land	$ 459,929	459,929
Buildings and improvements	1,853,636	1,796,481
Furniture and equipment	2,678,584	2,321,947
	4,992,149	4,578,357
Less accumulated depreciation	2,739,013	2,359,628
	$ 2,253,136	2,218,729

Depreciation expense was $379,385, $329,780 and $235,802 for the years ended December 31, 2001, 2000 and 1999, respectively.

(6) Deposits

The aggregate amounts of certificates of deposit, each with a minimum denomination of $100,000, were approximately $18,621,000 and $24,143,000 at December 31, 2001 and 2000, respectively.

At December 31, 2001, the scheduled maturities of certificates of deposits are as follows:

2002	$ 70,001,789
2003	14,747,799
2004	876,790
2005	791,820
2006 and thereafter	343,109
	$ 86,761,307

At December 31, 2001, the Bank had one customer with deposits of approximately $12,200,000.

(7) Income Taxes

The components of income tax expense in the statements of earnings are as follows:

	2001	2000	1999
Current	$ 1,006,054	1,184,297	857,932
Deferred	(340)	(120,110)	(24,203)
Total income tax expense	$ 1,005,714	1,064,187	833,729

The differences between income tax expense and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

	2001	2000	1999
Pretax income at statutory rates	$ 1,155,403	1,200,529	1,032,599
Add (deduct):			
Tax exempt interest income	(231,880)	(258,405)	(279,293)
Non-deductible interest expense	40,424	38,178	34,719
State taxes, net of federal effect	42,590	78,896	69,836
Other	(823)	4,989	(24,132)
	$ 1,005,714	1,064,187	833,729

(7) Income Taxes, continued

The following summarizes the sources and expected tax consequences of future taxable deductions (income) which comprise the net deferred tax asset. The net deferred tax asset is a component of other assets at December 31, 2001 and 2000.

	2001	2000
Deferred income tax assets:		
Allowance for loan losses	$ 601,649	599,990
Other real estate	25,952	25,952
Unrealized losses on investment securities available for sale	-	103,982
Other	13,155	7,544
Total gross deferred income tax assets	640,756	737,468
Deferred income tax liabilities:		
Premises and equipment	54,366	47,436
Unrealized gains on investment securities available for sale	46,194	-
Total gross deferred income tax liabilities	100,560	47,436
Net deferred income tax asset	$ 540,196	690,032

(8) Federal Home Loan Bank Advances

The Bank has an agreement with the Federal Home Loan Bank ("FHLB") whereby the FHLB agreed to provide the Bank credit facilities under an Agreement for Advances and Security Agreement. Any amounts advanced by the FHLB are secured under a blanket floating lien on all of the Bank's 1-4 family first mortgage loans. The Bank may draw advances up to 75% of the outstanding balance of these loans based on the agreement with the FHLB. At December 31, 2001 and 2000, the Bank had one advance outstanding in the amount of $13,300,000, which matures in August 2003, and calls for interest to be paid quarterly at a fixed rate of 6.34%.

(9) Related Party Transactions

The Company conducts transactions with directors and executive officers, including companies in which they have beneficial interests, in the normal course of business. It is the policy of the Company that loan transactions with directors and officers be made on substantially the same terms as those prevailing at the time made for comparable loans to other persons. The following is a summary of activity for related party loans for 2001:

Beginning balance	$ 4,011,000
New loans	5,487,000
Repayments	(5,425,000)
Ending balance	$ 4,073,000

Deposits with related parties totaled approximately $9,316,000 and $5,710,000 as of December 31, 2001 and 2000, respectively.

(10) Commitments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

(10) Commitments, continued

In most cases, the Company does require collateral or other security to support financial instruments with credit risk.

	Contractual Amount	
	2001	2000
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 22,002,000	25,237,000
Standby letters of credit and financial guarantees written	$ 715,000	736,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation. Collateral held varies but may include unimproved and improved real estate, certificates of deposit, or personal property.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to businesses in the Company's delineated trade area. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds real estate, equipment, automobiles and customer deposits as collateral supporting those commitments for which collateral is deemed necessary.

The Company sells participations in certain types of loans in order to comply with legal lending limits. Pursuant to certain of the participation agreements, the participating institutions are to receive 100% of their investment prior to the Company, regardless of repayment, default, foreclosure or liquidation. At December 31, 2001, the Company had participations sold outstanding of $1,057,000 and commitments to sell $2,886,000 under these agreements.

(11) Regulatory Matters

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

(11) Regulatory Matters, continued

The capital ratios for the Company are essentially the same as those of the Bank. Therefore, only the Bank's capital ratios are presented in the following table (in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total Capital (to Risk-Weighted Assets)	$ 18,380	11.8%	$ 12,519	8.0%	$ 15,649	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 16,568	10.6%	$ 6,259	4.0%	$ 9,389	6.0%
Tier 1 Capital (to Average Assets)	$ 16,568	8.0%	$ 8,275	4.0%	$ 10,344	5.0%
As of December 31, 2000						
Total Capital (to Risk-Weighted Assets)	$ 16,682	12.7%	$ 10,535	8.0%	$ 13,169	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 15,036	11.4%	$ 5,268	4.0%	$ 7,901	6.0%
Tier 1 Capital (to Average Assets)	$ 15,036	8.6%	$ 7,015	4.0%	$ 8,769	5.0%

(12) Stockholders' Equity

On April 16, 2001, the Board of Directors of the Company declared a 5 for 1 stock split payable to stockholders of record on May 8, 2001. All share and per share amount have been changed to reflect the stock split as if it had occurred on December 31, 1998.

Dividends paid by the Bank are the primary source of funds available to the Company for payment of dividends to its shareholders and for other working capital needs. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior year's net earnings, and the ratio of equity capital to total assets. Approximately $1,216,000 is available for payment of dividends from the Bank to the Company in 2002.

(13) Fair Value of Financial Instruments

The Company is required to disclose fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather a good faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination, or issuance.

Cash and Cash Equivalents

For cash, due from banks, interest bearing deposits with banks and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Investment Securities

Fair values for investment securities are based on quoted market prices.

Other Investments

The carrying amount of other investments approximates fair value.

(13) Fair Value of Financial Instruments, continued

Loans and Mortgage Loans Held for Sale

The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

Deposits and Securities Sold Under Repurchase Agreements

The fair value of demand deposits, interest-bearing demand deposits, savings, and securities sold under repurchase agreements is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

FHLB Advances

The fair value of FHLB advances is estimated based upon discounted future cash flows using a discount rate comparable to the current market rate for such borrowings.

Commitments to Extend Credit and Standby Letters of Credit

Because commitments to extend credit and standby letters of credit are made using variable rates, the contract value is a reasonable estimate of fair value.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include the deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The carrying amount and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000 are as follows:

	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)		*(In thousands)*	
Assets:				
Cash and cash equivalents	$ 13,938	13,938	22,083	22,083
Investment securities available for sale	$ 36,194	36,194	30,057	30,057
Loans and mortgage loans held for sale	$ 156,378	157,948	123,812	122,497
Other investments	$ 765	765	765	765
Liabilities:				
Deposits and securities sold under repurchase agreement	$ 180,373	182,072	151,374	151,507
FHLB Advances	$ 13,300	13,758	13,300	13,503
Unrecognized financial instruments:				
Commitments to extend credit	$ 22,002	22,002	25,237	25,237
Standby letters of credit	$ 715	715	736	736

(14) Other Operating Expenses

Components of other operating expenses which are greater than 1% of interest income and other income are as follows:

	2001	2000	1999
Postage expense	$ 104,181	138,217	130,345

(15) Oconee Financial Corporation (Parent Company Only) Financial Information

Balance Sheets

December 31, 2001 and 2000

Assets	2001	2000
Cash	$ 1,050,161	1,174,375
Investment in subsidiary	16,643,625	14,866,161
Other assets	5,029	7,544
	$ 17,698,815	16,048,080
Liabilities and Stockholders' Equity		
Other liabilities	$ 905,394	992,745
Stockholders' equity	16,793,421	15,055,335
	$ 17,698,815	16,048,080

Statements of Earnings

For the Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Dividends from subsidiary	$ 899,885	1,122,878	1,015,947
Other expenses	63,472	22,533	68,392
Earnings before income taxes and equity in undistributed earnings of subsidiary	836,413	1,100,345	947,555
Income tax benefit	24,094	8,554	25,962
Earnings before equity in undistributed earnings of subsidiary	860,507	1,108,899	973,517
Equity in undistributed earnings of subsidiary	1,532,022	1,357,883	1,229,810
Net earnings	$ 2,392,529	2,466,782	2,203,327

(15) Oconee Financial Corporation (Parent Company Only) Financial Information, continued

Statements of Cash Flows

For the Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from operating activities:			
Net earnings	$ 2,392,529	2,466,782	2,203,327
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiary	(1,532,022)	(1,357,883)	(1,229,810)
Change in:			
Other assets	2,515	3,415	(10,959)
Other liabilities	2,638	(6,430)	9,301
Net cash provided by operating activities	865,660	1,105,884	971,859
Cash flows from financing activities:			
Dividends paid	(989,874)	(899,970)	-
Purchase and retirement of common stock	-	(2,498)	(900)
Net cash used by financing activities	(989,874)	(902,468)	(900)
Change in cash	(124,214)	203,416	970,959
Cash at beginning of year	1,174,375	970,959	-
Cash at end of year	$ 1,050,161	1,174,375	970,959
Supplemental disclosure of cash flow information:			
Noncash investing activities:			
Change in unrealized gain (loss) on securities available for sale	$ 245,442	566,306	786,022
Change in dividends payable	$ (89,989)	89,904	899,970

Oconee Financial Corporation

Board of Directors


We wish to express our appreciation to the Oconee Cultural Arts Foundation
for allowing us to use their gallery for our photographs.


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1. **John A. Hale, Vice Chairman**
   Retired
   Hale's Dairy

2. **G. Robert Bishop**
   Northeast Region Office Manager
   Georgia Environmental Protection Division

3. **Douglas D. Dickens, Chairman**
   President
   Dickens Farms, Inc.

4. **Carl R. Nichols**
   President
   Nichols Land & Investment Co.

5. **Jerry K. Wages**
   Executive Vice President and
   Chief Financial Officer
   Oconee State Bank

6. **Ann B. Powers**
   Art Teacher
   Colham Ferry Elementary School

7. **Jimmy L. Christopher**
   Self-employed
   Certified Public Accountant

8. **Walter T. Evans, Sr.**
   Retired
   Georgia Poultry Supply

9. **Virginia S. Wells**
   President and Chief Executive Officer
   Wells & Co. Realtors, Inc.

10. **Henry C. Maxey**
    President
    Maxey Brothers, Inc.

11. **B. Amrey Harden**
    President and
    Chief Executive Officer
    Oconee State Bank




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1. **Margaret E. Whieldon**
   Marketing Officer
2. **Debra D. Wroblewski**
   E-Banking Officer
3. **Jerry K. Wages**
   Executive Vice President
   Chief Financial Officer
4. **B. Amrey Harden**
   President
   Chief Executive Officer
5. **Marisa M. Reynolds**
   Vice President
   Data Processing Officer
6. **Timothy A. Watson**
   Vice President
   Commercial Loan Officer
   Athens Loan Center
7. **Bobbie D. Hansford**
   Vice President
   Branch Administration Officer
8. **Steven A. Rogers**
   Assistant Vice President
   Controller
9. **Michael J. Gibbons**
   Banking Officer
   Loans
10. **Ken D. Griffin**
    Banking Officer
    Loans
    Athens Loan Center
11. **William T. Harrell**
    Vice President
    Mortgage Loans
12. **R. Alan Brown**
    Assistant Vice President
    Loan Officer
    Bogart Branch
13. **L. Wayne Faglier**
    Assistant Vice President
    Loan Officer
14. **Cristi J. Donahue**
    Banking Officer
    Main Office Branch Manager
    Friendship Branch Manager
15. **A. Glenn Snow**
    Vice President
    Commercial Loan Officer
16. **Michelle H. Watts**
    Banking Officer
    East Athens Wal-Mart
    Branch Manager
17. **W. Larry Mauldin**
    Compliance Officer
18. **Donald L. Jesweak**
    Senior Vice President
    Senior Loan Officer
19. **M. Faye Seagraves**
    Human Resources Officer
20. **John J. Webb**
    Assistant Vice President
    Investment Sales
21. **A. Wayne Jones**
    Vice President
    Commercial Loan Officer

Oconee Financial Corporation
35 North Main Street
Post Office Box 205
Watkinsville, Georgia 30677
Telephone: (706) 769-6611
Facsimile: (706) 769-0287
Internet: www.oconeestatebank.com

Annual Meeting
Monday, May 6, 2001
7:30 P.M.
Oconee County Civic Center
2661 Hog Mountain Road
Watkinsville, Georgia 30677

Transfer Agent
Oconee State Bank
35 North Main Street
Post Office Box 205
Watkinsville, Georgia 30677
Telephone: (706) 769-6611
Facsimile: (706) 769-0287

Investor Relations
Jerry K. Wages
Executive Vice President & Chief Financial Officer
Oconee Financial Corporation
Post Office Box 205
Watkinsville, Georgia 30677
Telephone: (706) 769-6611

Independent Accountants
Porter Keadle Moore, LLP
Certified Public Accountants
235 Peachtree Street, NE
Suite 1800
Atlanta, Georgia 30303

Form 10-KSB
A copy of the Corporation's Annual Report on Form 10-KSB, filed with the Securities and Exchange Commission, is available to each shareholder without charge upon written request to:

Jerry K. Wages
Executive Vice President & Chief Financial Officer
Oconee Financial Corporation
Post Office Box 205
Watkinsville, Georgia 30677

OCONEE FINANCIAL CORPORATION
Post Office Box 205
Watkinsville, Georgia 30677
(706) 769-6611

www.oconeestatebank.com